STATEMENT OF EXECUTIVE COMPENSATION

FOR THE YEAR-ENDED

APRIL 30, 2022

COMPENSATION DISCUSSION AND ANALYSIS

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

b) a Chief Financial Officer ("CFO");

c) a Chief Operating Officer ("COO");

d) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO, CFO and COO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

e) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2022, the Company is naming six NEOs.

Name	Position
Michael Konnert	President, CEO and Director
Mahesh Liyanage	CFO
Martin Dupuis	COO
Veljko Brcic	VP, Corporate Development
Michael Pettingell	VP, Business Development and Strategy
Hernando Rueda	Country Manager

Compensation Governance

The Company has a Compensation Committee that is appointed by and reports to the Board of Directors.  The Committee's responsibility is to mainly assist the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.

The overall duties and responsibilities of the Compensation Committee are as follows:

(a) annually review and approve:

i) corporate goals and objectives relevant to senior executive officers;

ii) evaluate the performance of senior executive officers and each senior executive officer's performance in light of those goals and objectives;

iii) compensation packages for all senior executive officers;

iv) recommend to the Board for approval the compensation level for senior executive officers based on the evaluation. In determining such compensation, the Compensation Committee will consider the Company's performance and relative shareholder return and the compensation of senior executive officers at comparable companies. Additionally, the Compensation Committee may consider input from the Chief Executive Officer (the "CEO") on senior executive compensation, but the CEO may not provide input with respect to his or her own compensation;

(b) annually review the compensation systems that are in place for employees of the Company in order to ensure the fairness and appropriateness of the compensation of all employees, including incentive compensation plans and equity-based plans;

(c) administer and make recommendations to the Board regarding the adoption, amendment or termination of the Company's incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and senior executive officers may participate;

(d) ensure that all necessary shareholder and regulatory approvals have been obtained for equity-based compensation plans;

(e) recommend to the Board compensation and expense reimbursement policies for directors;

(f) review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the senior executive officers;

(g) compare on an annual basis the total remuneration (including benefits) and the main components thereof for the senior executive officers with the remuneration practices in the same industry;

(h) establish levels of director compensation, including retainers, meeting fees, equity-based plans and other similar components of director compensation for Board approval, based on reviews of director compensation of comparable companies;

(i) review and recommend to the Board for its approval disclosure regarding executive and director compensation in the management proxy circular and in any offering documents prior to their public release;

(j) review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval;

(k) review and make recommendations to the Board on the number and frequency of stock option grants to employees; and

(l) perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

The Compensation Committee specifically reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation arrangements such as the Stock Option Plan (and starting in fiscal year 2023 and on approval from Shareholders and the TSXV, the Equity Compensation Plan).

In the past year, it has been assisted in this by Global Governance Advisors ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, who performed a benchmarking comparison for both executives and non-employee directors with a group of peer companies. Their report also provided recommendations and guidance to the Compensation Committee in setting appropriate levels of remuneration and in creating an appropriate compensation structure for selected senior executives and non-employee directors at the Company. In addition to independent third-party experts such as GGA, the Compensation Committee relies on the experience of their members as officers, directors, and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
  identify and understand any gaps that may exist between the Company's compensation rates and compensation paid by other companies; and
  establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee is currently comprised of two independent and their names and relevant experience are listed below.  The Company will add a third independent member by its Annual General and Special meeting being held on December 8, 2022.

Harry Pokrandt: Mr. Pokrandt is a capital markets executive with over 30 years of experience.  He was the Managing director at Macquarie Capital Markets from 1985 to 2015.

Simon Cmrlec: Mr. Cmrlec is Chief Operating Officer at Ausenco Limited and was previously President, Americas and prior to that, President APAC Africa at Ausenco Limited.

All Compensation Committee members are current or former directors and officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both the Board and management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies during the most recent fiscal year.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla is to attract, motivate, retain, and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

Vizsla's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company's success;

• Align employee interests with the business objectives of the Company;

• Focus employees on the key business factors that will drive shareholder value;

• Align compensation with Vizsla's corporate strategy and financial interests as well as the long-term interests of Vizsla shareholders; and

• Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

As explained briefly above, during the fiscal year ended April 30, 2022, the Company through the Compensation Committee engaged GGA to perform an independent review of executive and non-employee director compensation of the Company to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace.  This included the analysis and development of the Company's Peer Group and evaluation of Total Direct Compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long-Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Cap range between 0.25x and 4x the size of Vizsla;

• Companies operating within the same mining industry segment as Vizsla (i.e., Silver, Gold or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

Company Peer Group
Alexco Resource Corp.	Bluestone Resources Inc.	Perpetua Resources Corp.
Americas Gold and Silver Corporation	Discovery Silver Corp.	Prime Mining Corp.
Anaconda Mining Inc. (now known as Signal Gold Inc.)	GoGold Resources Inc.	Probe Metals Inc.
Ascot Resources Ltd.	Great Panther Mining Ltd.	Silvercrest Metals Inc.
Aurcana Silver Corp.	Integra Resources Corp.	Skeena Resources Ltd.

The Peer Group is intended to evolve over time as the nature of the Company's operations changes.

The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

GGA Fees

	FY Ended April 30, 2022	FY Ended April 30, 2021
Executive Compensation-Related Fees	$35,394	-
All Other Fees	-	-
TOTAL	$35,394	-

EXECUTIVE COMPENSATION

Elements of Executive Compensation Program

During the fiscal year ended April 30, 2022, the Company's executive compensation program was comprised of four (4) components:

a. Base Salary;

b. Performance Bonuses (Short-Term Incentive);

c. Long-Term Incentive (Stock Options); and

d. Employee Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee

This is an annual fixed fee paid to each individual.  The criteria for determining the amount is based on, first and foremost, attracting and retaining highly talented and experienced individuals.  The second is based on the market for similar jobs in similar locations and thirdly, the experience and skills and responsibility of each individual is considered.

Fixed (Paid in Cash)
Performance Bonuses

Bonuses are a variable component of compensation and are designed to award NEO's for maximizing performance against corporate and individual objectives. Bonus opportunity levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope and complexity. The bonus is reflective of each individual's performance and determined by the Compensation Committee and approved by the Board of Directors with payouts typically made in cash on annual basis.

Variable (Paid in Cash)
Long-Term Incentive - LTIP (Stock Options)

Long-Term Incentive is a variable component of compensation and links pay to the longer-term performance of Company shares. LTIP is intended to be granted annually with the ability realize long-term value when superior share price performance is achieved for the Company's shareholders. LTIP grant levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope and complexity.

Stock Options are granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at.  When stock options are granted, they have an expiry term of no more than five years with vesting terms typically of two years or more.

Variable (Settled in Equity)
Employee Benefits

Participation in the Company's employee group benefits plans is provided to each executive, where needed, but excludes any formal pension plan. The primary purposes of providing benefits to executives is to attract and retain the talent required to operate and manage the Company.

Overall, employee benefits are designed to not make-up a large portion of an executive's total compensation package but be competitive overall with equivalent positions in the mining industry of similar size and scope.

Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOS were as follows:

Named Executive Officer and Position	2022 Base Salary	2021 Base Salary	% Change Year-over- Year [1]
Michael Konnert, President, CEO & Director	$350,000	$350,000	0%
Mahesh Liyanage, CFO	$220,000	$102,000	116%
Martin Dupuis, COO [2]	$250,000	$198,000	26%
Charles Funk, Director [3]	N/A	$152,000	(100%)
Veljko Brcic, VP of Corporate Development	$220,000	$220,000	0%
Michael Pettingell, VP Business Development and Strategy [4]	$180,000	N/A	N/A
Hernando Rueda, Country Manager	$139,000	$139,000	0%

(1) Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increase of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, as well as to reflect the significant achievements in advancing the Panuco-Copala Project between 2021 and 2022 and the listing of Vizsla Silver on the NYSE on January 18, 2022.

(2) Martin Dupuis was VP of Technical Services from January 28, 2021, to May 4, 2021.  He became a COO on May 5, 2022.

(3) Charles Funk was VP of Exploration from June 1, 2019, to January 28, 2021, and was elected as a director on January 28, 2021.  He only received director fees after January 28, 2021.

(4) Michael Pettingell was appointed VP of Business Development and Strategy on July 27, 2021.  He was not a Vizsla Silver's NEO in fiscal 2021.

Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.

The table below summarizes the performance bonus as a percentage of the base salary established by the Compensation Committee after May 1st of every year.  The bonuses are arrived at based on the overall performance of the Company, the increase of the market capitalization and the success of the drilling programs.

Named Executive Officer and Position	Actual Performance Bonus (% of Base Salary)	Actual Performance Bonus ($)
Michael Konnert, President, CEO & Director	100%	350,000
Mahesh Liyanage, CFO	125%	127,500
Martin Dupuis, COO	80%	158,400
Veljko Brcic, VP of Corporate Development	120%	265,000
Michael Pettingell, VP Business Development and Strategy	56%	100,800
Hernando Rueda, Country Manager	18%	26,132

Long-Term Incentives

On May 22, 2018, the Board adopted a "rolling" stock option plan (the "Stock Option Plan") which was last approved by Shareholders on November 23, 2021. There have been no changes to the Stock Option Plan since it was adopted by the Board.  There are currently 14,959,222 stock options outstanding under the Stock Option Plan representing 9.66 % of the current outstanding Common Shares.

Terms of the Stock Option Plan

Options may be granted under the Stock Option Plan to such service providers of Vizsla Silver, if any, as the Board may from time to time designate.

The exercise price shall be that price per share, as determined by the Board in its sole discretion as of the award date, at which an option holder may purchase a share upon the exercise of an option, and shall not be less than the last closing price of the Vizsla Silver's shares traded through the facilities of the TSXV prior to the grant of the option, less any discount permitted by the TSXV, or such other price as may be required by the TSXV.

The Board will not grant options: (a) to any one person in any 12-month period which could, when exercised, result in the issuance of common shares exceeding five percent (5%) of the issued and outstanding common shares unless Vizsla has obtained the requisite disinterested shareholder approval to the grant.

If the option holder ceases to be a director of Vizsla Silver or ceases to be employed by Vizsla Silver (other than by reason of death), or ceases to be a consultant of Vizsla Silver as the case may be, then the option granted will expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by Vizsla Silver or ceases to be a consultant of Vizsla Silver, subject to the terms and conditions set out in the Stock Option Plan.

On September 7, 2022, the Board approved the Equity Incentive Compensation Plan, subject to Shareholder and regulatory approval to replace the existing Stock Option Plan.  The Equity Incentive Compensation Plan includes a rolling 10% stock option plan and a fixed 8% other equity plan.  Other equity available to issue are Restricted Share Units (RSUs), Performance Share Units (PSUs) and Deferred Share Units (DSUs).  At the Meeting, Shareholders will be asked to approve the Equity Incentive Compensation Plan. For additional information pertaining to the new compensation plan, see the section of this Information Circular entitled "Approval of Omnibus Equity Incentive Compensation Plan."

If shareholders do not approve the Equity Incentive Compensation Plan, the Stock Option Plan will continue.

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2022

The following table outlines each of the stock option grants made to NEOs in 2022. These grants were made considering each individual's performance, the Vizsla Copper Arrangement as well as the results of the market analysis completed by GGA earlier in the year.

Named Executive Officer and Position	Date of Grant	Number of Options Granted	Exercise Price
Michael Konnert, President, CEO & Director	June 22, 2021[1] Sept. 24, 2021[3]	1,000,000 500,000	$2.22 $2.25
Mahesh Liyanage, CFO	June 22, 2021[1] Sept. 24, 2021[3]	225,000 240,000	$2.22 $2.25
Martin Dupuis, COO	June 22, 2021[1] Sept. 24, 2021[3]	185,000 120,000	$2.22 $2.25
Veljko Brcic, VP of Corporate Development	June 22, 2021[1] July 27, 2021[2] Sept. 24, 2021[3]	185,000 69,500 140,000	$2.22 $2.34 $2.25
Michael Pettingell, VP Business Development and Strategy	Sept. 24, 2021[3]	120,000	$2.25
Hernando Rueda, Country Manager	June 22, 2021[1] Sept. 24, 2021[3]	135,000 70,000	$2.22 $2.25

1 These options will expire on June 22, 2026, and vest over 18 months.

2 These options will expire on July 27, 2026, and vest over 18 months.

3 These options will expire on September 24, 2026, and vest over 18 months.

The Board has adopted a Timely Disclosure, Confidentiality & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board of Directors and senior management of the Company. During 2022, no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the Company's cumulative total Shareholder return ("TSR") over the five most recently completed financial years ending April 30, 2022. It portrays the five-year growth of $100 invested in the common shares of Vizsla from April 30, 2017, to April 30, 2022, compared to $100 invested in the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the same period.

Date	Vizsla TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
Oct-18	100	100	100	100
Apr-19	93	111	106	87
Oct-19	260	114	107	77
Apr-20	280	122	97	67
Oct-20	927	140	104	97
Apr-21	1,247	161	130	136
Oct-21	1,727	146	144	135
Apr-22	1,373	174	144	116

From the time that the Company was listed on the TSX Venture Exchange on September 26, 2017, Vizsla's share price increased 1,373% outperforming the S&P/TSX Global Mining Index, and the S&P/TSX Composite Total Return Index. This exceptional share-price performance demonstrates the strategic value and commitment by the Executives in creating long-term shareholder value while advancing the Panuco-Copala Project in an optimal manner.

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through stock options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla shares for Company shareholders.

Summary Compensation Table for NEOs

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended April 30, 2022, and 2021.

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus[10] ($)	Share based awards ($)	Pension value ($)	Option based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1] President, CEO & Director	2022	350,000	350,000	Nil	Nil	2,880,117	Nil	3,580,117
	2021	336,667	350,000	Nil	Nil	363,935	Nil	1,050,602
	2020	220,000	100,000	Nil	Nil	301,402	Nil	621,402
Mahesh Liyanage[2] CFO	2022	131,500	127,500	Nil	Nil	966,300	Nil	1,225,300
	2021	48,750	10,700	Nil	Nil	133,581	Nil	193,031
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Martin Dupuis[3] COO (Former VP of Technical Services)	2022	211,000	158,400	Nil	Nil	600,070	Nil	969,470
	2021	122,850	7,000	Nil	Nil	60,646	Nil	190,496
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charles Funk[4] Director (Former VP of Exploration)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	116,580	250,000	Nil	Nil	74,672	Nil	501,898
	2020	187,777	Nil	Nil	Nil	249,531	Nil	437,308
Veljko Brcic[5] VP of Corporate Development	2022	225,325	265,000	Nil	Nil	833,093	Nil	1,323,418
	2021	149,452	22,000	Nil	Nil	125,746	Nil	297,198
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Pettingell[6] VP Business Development and Strategy	2022	180,123	100,800	Nil	Nil	490,310	Nil	771,233
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Hernando Rueda[7] Country Manager	2022	138,952	26,132	Nil	Nil	413,250	Nil	578,334
	2021	35,100	Nil	Nil	Nil	43,318	Nil	78,418
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Martin Bajic[8] (former CFO)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	45,000	Nil	Nil	Nil	Nil	Nil	45,000
	2020	48,000	Nil	Nil	Nil	34,683	Nil	82,683

1 Michael Konnert has been President, CEO and a Director since September 26, 2017, the date of Incorporation. He receives no form of Director compensation given his role as an officer of the Company.

2 Mahesh Liyanage has been CFO since December 1, 2020.

3 Martin Dupuis was VP of Technical Services from January 28, 2021, to May 4, 2021.  He became a COO on May 5, 2022.

4 Charles Funk was VP of Exploration from June 1, 2019, to January 28, 2021. He became a director on January 28, 2021.  The compensation reflected in this table relates only to his former role as VP Exploration and excludes any compensation paid to him in his role as a Director following January 28, 2021.  His compensation relating to his role as a Director can be found in the Summary Compensation Table for Directors.

5 Veljko Brcic is not considered a NEO but earned more than $150,000 during the year ended April 30, 2021. He joined              Vizsla Silver on October 1, 2020.

6 Michael Pettingell is not considered a NEO but earned more than $150,000 during the year ended April 30, 2022. He was appointed VP of Business Development and Strategy on July 27, 2021.

7 Hernando Rueda is not considered a NEO but earned more than $150,000 during the year ended April 30, 2022.  He was appointed Country Manager on January 28, 2021.

8 Martin Bajic was CFO from June 10, 2019, to December 1, 2020.

9 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The fair value of the 2021 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 93.7%-103.9%, dividend rate of 0.00% and risk-free interest rate of 0.32% - 0.58%.

The fair value of the 2022 option award was calculated using the following assumptions: expected life of 5years, annualized volatility of 100%-104%, dividend rate of 0.00% and risk-free interest rate of 0.79% - 1.65%.

The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021. The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant.  It is not the determining factor when granting stock options.  The stock options are granted based on the performance and retention of key individuals.

10 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the forms of cash bonuses.  The Company did not have any Long-term non-equity compensation.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2022.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options (1)	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Michael Konnert President, CEO & Director	450,000 450,000 350,000 323,000 1,000,000 500,000	$0.66 $0.76 $2.07 $1.44 $2.22 $2.25	30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$630,000 $585,000 Nil $150,195 Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Mahesh Liyanage CFO	100,000 200,000 225,000 240,000	$1.40 $1.44 $2.22 $2.25	1-Dec-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$33,000 $93,000 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Martin Dupuis COO	75,000 140,000 185,000 120,000	$1.69 $1.44 $2.22 $2.25	27-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$27,750 $65,100 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Veljko Brcic VP of Corporate Development	125,000 140,000 185,000 69,500 140,000	$1.40 $1.44 $2.22 $2.34 $2.25	01-Oct-2025 17-Feb-2026 22-Jun-2026 27-Jul-2026 24-Sep-2026	41,250 65,100 Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Michael Pettingell VP Business Development and Strategy	220,000 120,000	$2.34 $2.25	12-Jul-2026 24-Sep-2026	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options (1)	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Hernando Rueda Country Manager	100,000 135,000 70,000	$1.44 $2.22 $2.25	17-Feb-2026 22-Jun-2026 24-Sep-2026	46,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2022 (based on $2.06 closing price of the Common Shares on the TSX-V on that date).

Value Vested or Earned During the Year Ended April 30, 2022

Name	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert President, CEO& Director	$894,015	Nil	Nil
Mahesh Liyanage CFO	$204,575	Nil	Nil
Martin Dupuis COO	$121,825	Nil	Nil
Veljko Brcic VP of Corporate Development	$152,016	Nil	Nil
Michael Pettingell VP Business Development and Strategy	$24,700	Nil	Nil
Hernando Rueda Country Manager	$86,125	Nil	Nil

1 Represents the dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

No stock options were exercised during the year ended April 30, 2022.

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Vizsla without cause, the executive resigns with Good Cause, or if the Executive's employment is terminated following a Change of Control, the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

  current salary
  continuation of health benefits, and
  highest monthly short term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Equity Incentive Compensation Plan.

For clarity:

  "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.

  "Change of Control" means a) the acquisition of 50% of Vizsla's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all the assets of the Company.

Name	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert President, CEO & Director	18 months	36 months
Mahesh Liyanage CFO	12 months	24 months
Martin Dupuis COO	12 months	18 months
Veljko Brcic VP of Corporate Development	3 months	24 months
Michael Pettingell VP Business Development and Strategy	3 months	12 months
Hernando Rueda Country Manager	3 months	12 months

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2022.

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert President, CEO & Director	Without Cause or for Good Cause	$525,000	$525,000	Nil	$1,050,000
	Following a Change of Control	$1,050,000	$1,050,000	Nil	$2,100,000
Mahesh Liyanage CFO	Without Cause or for Good Cause	$220,000	N/A	Nil	$220,000
	Following a Change of Control	$440,000	N/A	Nil	$440,000
Martin Dupuis COO	Without Cause or for Good Cause	$250,000	N/A	Nil	$250,000
	Following a Change of Control	$375,000	N/A	Nil	$375,000
Veljko Brcic VP of Corporate Development	Without Cause or for Good Cause	$55,000	$66,250	Nil	$121,250
	Following a Change of Control	$440,000	$132,500	Nil	$572,500

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Pettingell VP Business Development and Strategy	Without Cause or for Good Cause	$45,000	N/A	Nil	$45,000
	Following a Change of Control	$180,000	N/A	Nil	$45,000
Hernando Rueda Country Manager	Without Cause or for Good Cause	46,333	N/A	Nil	46,333
	Following a Change of Control	139,000	N/A	Nil	139,000

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date.  As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

DIRECTOR COMPENSATION

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2021 and 2022. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2022 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

Director Compensation	2022		2021
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$100,000	$50,000	$90,000	$30,000
Audit Committee	Nil	Nil	Nil	Nil
Compensation Committee	Nil	Nil	Nil	Nil
Technical Committee	Nil	Nil	Nil	Nil
Corporate Governance & Nominating	Nil	Nil	Nil	Nil

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of stock options and directors' fees.  Starting in November 2022, if approved by shareholders at the annual general meeting, RSUs will now be considered as part of the Non-Executive Director compensation program, along with Options and director fees, but may not always be granted.

Non-Executive Directors were granted Options in June 2021 as per the Company's annual granting process before the new annual grant limit of no more than $100,000 was approved under the Stock Option Plan.

Moving forward, Non-Executive Directors will be subject to the annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. This limit shall not apply to RSUs granted to a Non-Executive Director in lieu of any cash retainer or meeting fees and such RSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such RSUs is equal to the amount of the cash retainer or meeting fees in respect of which such RSUs were granted.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options during the Fiscal Year Ended April 30, 2022.

Director	Date of Grant	Number of Options Granted	Exercise Price
Charles Funk	June 22, 2021[1] Sept. 24, 2021[2]	600,000 100,000	$2.22 $2.25
Craig Parry	June 22, 2021[1] Sept. 24, 2021[2]	600,000 240,000	$2.22 $2.25
Simon Cmrlec	June 22, 2021[1] Sept. 24, 2021[2]	200,000 100,000	$2.22 $2.25
Stuart Smith (former)	June 22, 2021[1] Sept. 24, 2021[2]	150,000 100,000	$2.22 $2.25
Harry Pokrandt	Feb. 1, 2022[3]	200,000	$2.45

1 These options expire on June 22, 2026, and vest over 18 months.

2 These options expire on September 24, 2026, and vest over 18 months.

3 These options expire on February 1, 2027, and vest over 18 months.

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during 2021 and 2022. For directors who are Named Executive Officers, see "Summary Compensation Table for NEOs" above.

Name	Year	Salary, consulting fee, retainer or commission ($)	Bonus[7] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards ($) [6]	Share based awards ($)	Value of all other compensation ($)	Total compensation ($)
Charles Funk[1]	2022	Nil	Nil	130,000	Nil	1,345,794	Nil	Nil	1,475,794
Craig Parry[2]	2022	Nil	Nil	150,000	Nil	1,681,786	Nil	Nil	1,831,786
Simon Cmrlec[3]	2022	Nil	Nil	50,000	Nil	643,772	Nil	Nil	693,772
Stuart Smith[4]	2022	Nil	Nil	50,000	Nil	404,331	Nil	Nil	454,331
Harry Pokrandt[5]	2022	Nil	Nil	21,806	Nil	201,300	Nil	Nil	223,106

1 Charles Funk was VP of Exploration from June 1, 2019, to January 28, 2021. He became a director on January 28, 2021.  The compensation reflected in this table relates only to his role as a Director and excludes any compensation paid to him in his former role as VP of Exploration.  His compensation relating to his former role as VP of Exploration can be found in the Summary Compensation Table for NEOs.

2 Craig Parry has been the Chairman since December 18, 2018.

3 Simon Cmrlec has been an independent director since February 21, 2019

4 Stuart Smith was a director from Feb 22, 2019, to July 6, 2022.

5 Harry Pokrandt became a director on November 23, 2021.

6 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. (The fair value of the 2021 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 93.7%-103.9%, dividend rate of 0.00% and risk-free interest rate of 0.32% - 0.58%. The fair value of the 2022 option award was calculated using the following assumptions: expected life of 5years, annualized volatility of 100%-104%, dividend rate of 0.00% and risk-free interest rate of 0.79% - 1.65%. The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021.)  The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant.  It is not the determining factor when granting stock options.  The stock options are granted based on the performance and retention of key individuals.

7 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the form of cash bonuses.  The Company did not have any Long-term non-equity compensation.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2022.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options (1)	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Charles Funk	150,000 100,000 140,000 600,000 100,000	$0.76 $2.07 $1.44 $2.22 $2.25	29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$195,000 Nil $65,100 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Craig Parry	325,000 250,000 325,000 310,000 240,000 200,000 600,000 240,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$624,000 $475,000 $455,000 $403,000 Nil $93,000 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Simon Cmrlec	125,000 100,000 100,000 100,000 100,000 125,000 200,000 100,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$240,000 $190,000 $140,000 $130,000 Nil $58,125 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Stuart Smith [2]	325,000 100,000 100,000 100,000 100,000 93,750 112,500 50,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$624,000 $190,000 $140,000 $130,000 Nil $58,125 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Harry Pokrandt [3]	200,000	$2.45	1-Feb-2027	Nil	Nil	Nil	Nil

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2022 (based on $2.06 closing price of the Common Shares on the TSX-V on that date).

2 Stuart Smith was a director from Feb 22, 2019, to July 6, 2022.

3 Harry Pokrandt became a director on November 23, 2021.

Value Vested or Earned During the Year Ended April 30, 2022

Name	Option-Based Awards - Value vested during the year $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	571,675	Nil	Nil
Simon Cmrlec	214,500	Nil	Nil
Stuart Smith	201,250	Nil	Nil
Charles Funk	521,450
Harry Pokrandt	Nil	Nil	Nil

1 Represents the dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

No stock options were exercised during the year-ended April 30, 2022.

PENSION PLAN BENEFITS

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2022, at which time there were 154,875,802 Common Shares issued and outstanding.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by securityholders	14,640,472	$1.64	847,107
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	14,640,472	$1.64	847,107